ASX/Media Release

(Code: NASDAQ: PBMD; ASX: PRR)

29 December 2014

PRIMA BIOMED RECEIVES NASDAQ NOTICE OF BID PRICE DEFICIENCY

SYDNEY, AUSTRALIA - Prima BioMed Ltd (NASDAQ: PBMD; ASX: PRR) (“Prima”, the “Company”), announces that it received a notice, dated December 23, 2014 (the “Notice”), from the Listing Qualifications Department of The NASDAQ Stock Market (the “Staff”) indicating that, for the period from November 7, 2014 through December 19, 2014, the closing bid price of the Company’s American Depositary Shares, or ADS, had not been maintained at the minimum required closing bid price of at least $1.00 per share as required for continued listing on The NASDAQ Global Market pursuant to NASDAQ Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”).

Prima has a period of 180-calendar days, or until June 22, 2015, to regain compliance with the Minimum Bid Price Rule. Within any time during the 180-day period the minimum closing bid price per share of the ADSs closes at or above $1.00 for a minimum of ten consecutive business days, the Staff will provide written notification to the Company that it complies with the Minimum Bid Price Rule and the matter will be closed. Prima’s management is looking into various options available to the Company in order to regain compliance and maintain its continued listing on the The NASDAQ Global Market.

Prima’s ADSs will continue to trade uninterrupted on the NASDAQ Global Market under the symbol “PBMD”. The Company’s ordinary shares which are traded on the Australian Stock Exchange (“ASX”) under the symbol “PRR” are in full compliance with ASX listing requirements and are completely independent of the NASDAQ listing.

In the event that Prima does not regain compliance within the above mentioned period, the Company may be eligible to receive an additional 180-day compliance period; such additional compliance period would be available provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The NASDAQ Capital Market, with the exception of the minimum bid price requirement, based on the Company’s most recent public filings and provides written notice of its intention to cure the minimum bid price deficiency. If it appears to the Staff that the Company will not be able to cure the deficiency, or if the Company is not otherwise eligible for the additional compliance period, the Staff would provide written notification to the Company that its ADSs are subject to delisting.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au  ABN: 90 009 237 889

This Rule only applies to the ADSs trading on The NASDAQ Global Market and not the Company’s ordinary shares trading on the ASX, the Company’s home exchange. Approximately 6% of the Company’s total issued capital trades on The NASDAQ Global Market.

About Prima BioMed

Prima BioMed is a globally active biotech company developing immunotherapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value for its shareholders. Following the acquisition of Immutep SA, Prima owns a number of different immunotherapy products in preclinical and clinical development. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Mr. Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr. Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au  ABN: 90 009 237 889